            September 29, 2020

Via EDGAR Submission and Overnight Mail

Yolanda Guobadia, Staff Accountant

John Hodgin, Petroleum Engineer

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Comstock Resources, Inc.

Form10-K for Fiscal Year Ended December 31, 2019

Filed March 2, 2020

Form 8-K Filed August 5, 2020

File No. 1-03262

Ladies and Gentlemen:

The following are responses of Comstock Resources, Inc. (“Comstock” or the “Company”) to the Staff’s comment letter dated September 18, 2020 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 2, 2020 and the Company’s Form 8-K filed with the Commission on August 5, 2020.

Comment Responses

The bold, typeface, numbered paragraph and headings below were taken from the Comment Letter. Comstock’s responses to your comments follow in plain text.

Form 10-K for Fiscal Year Ended December 31, 2019

Business and Properties

Primary Operating Areas, page 9

1.

Expand your disclosure to provide the annual volumes of production by final product sold for each of the last three fiscal years, including the disclosure of natural gas liquids production if sold separately. Refer to the disclosure requirements in Item 1204(a) of Regulation S-K.

Response: The Company reports production and revenues related to its oil and gas production activities on the two-stream method which is commonly used in our industry. Accordingly, natural gas liquids (“NGL”) production is included in natural gas production and revenues. In 2019, total NGL production was 497.2 MBbls, which was sold for $5.8 million. This amounts to 0.9% of total natural gas sales. Most of our wells do not produce any NGLs so the level of NGL volumes is not significant. Footnote 1 to the table of proved reserves and production on page 1 discusses how we convert NGL volumes to Mcf.

U.S. Securities and Exchange Commission

September 29, 2020

The Company presented fourth quarter 2019 production activity for our primary operating areas due to the significance of the Covey Park acquisition completed in the third quarter of 2019 as we felt that would be more meaningful to investors. Fourth quarter 2019 was the first full quarter that included the acquisition. We disclosed full year average daily production by major operating area for 2019 on an annual basis on page 10 of our annual report. The Company proposes to include annual volumes by product and operating area in a tabular format within its future filings as follows:

	Predecessor		Successor
	Year Ended December 31, 2017	Period from January 1, 2018 through August 13, 2018	Period from August 14, 2018 through December 31, 2018	Year Ended December 31, 2019
Natural Gas (MMcf):
Haynesville/Bossier Shale	71,550	52,021	39,413	275,832
Bakken Shale	—	—	3,855	6,106
Other	1,971	3,219	1,763	10,896
Oil (MBbls):
Haynesville/Bossier Shale	53	—	—	6
Bakken Shale	—	—	1,364	2,465
Other	898	287	21	214
Total (MMcfe):
Haynesville/Bossier Shale	71,868	52,021	39,413	275,869
Bakken Shale	—	—	12,037	20,896
Other	7,356	4,942	1,888	12,179

Oil and Natural Gas Reserves, page 11

2.

The third party reserves audit reports filed as Exhibits 99.1 and 99.2, respectively, disclose natural gas liquids reserves; however, such reserves are not disclosed in the filing on Form 10-K as of December 31, 2019. Tell us the reason(s) for this apparent inconsistency in the disclosure of your proved reserves.

Response: As discussed in the Company’s response to comment 1 above, Comstock includes NGL production as part of its natural gas production. Footnote 1 to the table of proved reserves and production on page 1 states that natural gas volumes include NGLs.

3.

The tabular presentation provided on page 11 relating to the proved reserves as of December 31, 2019 indicates that the present worth discounted at 10% (“PV 10 Value”) for your proved developed non-producing reserves is positive. However, both third party reserves audit reports filed as Exhibits 99.1 and 99.2, respectively, disclose that the present worth at 10% relating to such reserves is negative. Tell us the reason(s) for this apparent inconsistency in the disclosure of information relating to your proved reserves.

Response: The Company reported proved developed shut-in reserves and behind pipe reserves as proved developed non-producing reserves in the table on page 11. Proved developed shut-in reserves represent wells that were formerly producing but are no longer producing due to mechanical issues. Behind pipe reserves represent reserves expected to be recovered from zones in existing wells, which will require additional completion work or future re-completion prior to start of production.

U.S. Securities and Exchange Commission

September 29, 2020

See table below for a reconciliation of proved developed non-producing reserves between the table on page 11 and the revised Exhibit 99.1 and Exhibit 99.2.

	Reserve table on page 11	Revised Exhibit 99.1	Exhibit 99.2	Exhibit Total	Difference
	(in thousands)
Proved developed non-producing reserve PV 10 Value	$10,677	$10,796	$(119)	$10,677	$—

4.

The third party reserves audit report filed as Exhibit 99.2 indicates that you have included estimates of proved undeveloped reserves for certain locations that generate positive future net revenue but have negative present worth discounted at 10 percent. Tell us if the referenced locations were part of the development plan adopted by your management at December 31, 2019. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X.

5.

If you have adopted a plan to drill proved undeveloped locations with negative present worth discounted at 10 percent, disclose the marginal nature of these wells and the economic risk that they pose in your filing. Refer to FASB ASC 932-235-50-10 and your response dated January 19, 2012 to comment 3 in the letter dated December 28, 2011.

Response to comments 4 and 5: The referenced proved undeveloped reserves, which have a negative present worth, are comprised of 40.2 net locations with total reserves of 246.1 Bcfe (4.5% of total proved reserves), future net revenues of $79.0 million and a PV10 Value of $(22.6) million. The referenced locations were part of the Company’s development plan at December 31, 2019 and are scheduled to be drilled and completed within five years with the expectation that they will generate adequate returns when they are completed or are being drilled to meet certain drilling obligations in order to retain leasehold interest or to properly manage reservoir performance. The inclusion of these reserves in our proved reserves were not significant to our total proved reserves. The Company proposes the following disclosure in future filings with regard to such reserves:

“Our estimates of oil and natural gas reserves include 246.1 Bcfe as of December 31, 2019 related to undrilled wells that have positive undiscounted future cash flows but which, based upon natural gas prices that we use to prepare reserve estimates in accordance with SEC guidelines, have a rate of return that is less than the 10% discount rate used in the Standardized Measure. We anticipate drilling such wells based on our expectation of future oil and natural gas prices as well as the need to meet certain drilling obligations in order to retain leasehold interests and to properly manage reservoir performance. To the extent that oil or natural gas prices are substantially weaker than our expectations, we may not recover our investment in drilling these wells from future cash flows.”

6.

Revise the tabular disclosure provided on page 12 relating to the average production cost per unit of production for each of the last three fiscal years to exclude the costs relating to severance and ad valorem taxes and transportation costs. Refer to Item 1204(b)(2) of Regulation S-K.

U.S. Securities and Exchange Commission

September 29, 2020

Response: The Company proposes to include average production cost per unit of production in a tabular format within its future filings as follows:

	Predecessor		Successor
	Year Ended December 31, 2017	Period from January 1, 2018 through August 13, 2018	Period from August 14, 2018 through December 31, 2018	Year Ended December 31, 2019
Average Production Costs ($ per Mcfe):
Lease operating	$0.44	$0.34	$0.37	$0.27
Gathering and transportation	$0.22	$0.21	$0.20	$0.23
Production taxes	$0.07	$0.06	$0.21	$0.09
Ad valorem taxes	$0.04	$0.03	$0.02	$0.02

7.

The tabular reconciliation of the changes that occurred in proved undeveloped reserves provided on page 13 indicates that no new reserves were added from extensions and discoveries for the fiscal year ended December 31, 2019. This disclosure appears to be inconsistent with the level of drilling activity that occurred during the year and the disclosure relating to the change in total proved reserves for new reserves added from extension and discoveries. Tell us the reason(s) for this apparent inconsistency in the disclosure of information relating to your proved undeveloped reserves.

Response: During the fiscal year ended December 31, 2019, Comstock completed the acquisition of Covey Park Energy, which added a large number of proved undeveloped drilling locations. According to Rule 4-10(a)(31) of Regulation S-X, “undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless specific circumstances, justify a longer time.” Given the magnitude of additional proved undeveloped locations added with the acquisition, the Company elected not to include any new proved undeveloped locations on its properties owned before the acquisition in order to align the future development of proved undeveloped locations within the five year limitation. Accordingly, there were no proved undeveloped locations added during fiscal year 2019 through extensions and discoveries.

Exhibits and Financial Statement Schedules

(b) Exhibits

Exhibit 99.1, page 66

8.

Expand the disclosure in Exhibit 99.1 to provide the qualifications of the technical person(s) of the independent petroleum engineering firm primarily responsible for overseeing the firm’s audit of the Company’s proved reserves. Alternatively, expand the disclosure in the filing on Form 10-K to provide this disclosure. Refer to the disclosure requirements pursuant to Item 1202(a)(7) of Regulation S-K.

Response: The Company proposes filing a revised Exhibit 99.1 that provides the qualifications of the technical person(s) of the independent petroleum engineering firm primarily responsible for overseeing the firm’s audit of Comstock’s proved reserves. See attachment to this correspondence of what the Company proposes filing as a revised Exhibit 99.1. The Company points out that Exhibit 99.1 only covers 6.1% of our proved reserves.

U.S. Securities and Exchange Commission

September 29, 2020

9.

The disclosure in Exhibit 99.1 does not appear to address all of the requirements of the report pursuant to Item 1202(a)(8) of Regulation S-K. Obtain and file a revised reserves report to address the following points:

•

The reserves report should state the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission. See Item 1202(a)(8)(i) of Regulation S-K.

•

The reserves report should specify the initial benchmark and the average realized prices after adjustments for location and quality differentials, by product type, including natural gas liquids, for the reserves included in the report. See Item 1202(a)(8)(v) of Regulation S-K.

Response: The Company proposes filing a revised Exhibit 99.1 to state the purpose for which the report was prepared and to specify the initial benchmark and the average realized prices after adjustments for location and quality differentials, by product type for the reserves included in the report. See attachment to this correspondence of what the Company proposes filing as a revised Exhibit 99.1.

10.

The reserves report refers to additional supplemental information, e.g. various summaries including Schedule No. 1 through Schedule No. 5 and an Appendix: SEC Petroleum Reserve Definitions that are not included with the report. Obtain and file a revised report to include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information.

Response: The Company proposes filing a revised Exhibit 99.1 with the above-mentioned references removed from the report. See attachment to this correspondence of what the Company proposes filing as a revised Exhibit 99.1.

11.

The tabular summary of the estimated remaining net reserves and future net revenue provided on page 1 indicates that the proved developed non-producing reserves have negative future net revenue, both undiscounted and discounted at 10%. Tell us why these reserves meet the requirements to be classified as proved reserves at December 31, 2019. Refer to the definitions of economically producible, proved reserves, and reserves in Rules 4-10(a)(10), (a)(22) and (a)(26) of Regulation S-X, respectively.

Response: As discussed in the Company’s response to comment 3, proved developed non-producing reserves represent shut-in wells that were formerly producing but are no longer producing due to mechanical issues. The proved undeveloped non-producing reserves referenced in the table represent a reserve quantity of 1.0 Bcfe, which is 0.0018% of the Company’s total proved reserves. These cases are marginally uneconomic using first-day-of-the month average pricing for the previous 12 months (“SEC pricing”) and therefore do not meet the definitions of economically producible, proved reserves and reserves according to Rule 4-10 of Regulation S-X. However, the Company also considers the impact of forward market pricing, drilling obligations and reservoir performance in its evaluation of whether or not to keep marginally uneconomic reserves using SEC pricing.

Notes to Consolidated Financial Statements

Note 14 Oil and Gas Reserves Information (Unaudited), page F-36

12.

Expand your disclosure of the changes in the net quantities of total proved reserves for each of the periods presented to include an appropriate narrative explanation of the significant changes related to each line item other than production. To the extent that two or more separate and unrelated factors are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor that contributed to a significant change so that the change in net reserves between periods is fully explained. In particular, disclosure relating to the revisions in previous estimates of reserves should identify such underlying factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5 and Instruction 1 to Item 302(b) of Regulation S-K.

U.S. Securities and Exchange Commission

September 29, 2020

Response: The Company provided an explanation of the significant increase in acquisitions of minerals in place during 2019 on page F-36. The Company proposes in future filings to expand its disclosure of significant changes in net quantities of total proved reserves with an appropriate narrative explanation of significant changes related to each line item and disclosure related to revisions in previous estimates as follows:

“Revisions of previous estimates. Revisions of previous estimates for 2017, 2018 and 2019 were comprised of 14.6 Bcfe, 41.0 Bcfe and 266.6 Bcfe, respectively, of upward revisions that were primarily attributable to higher production performance from Haynesville Shale wells as compared to expected performance from proved undeveloped locations included in proved reserves in the previous year. Revisions of previous estimates associated with changes in oil and gas prices were 26.5 Bcfe of upward price revisions in 2017, zero price related revisions in 2018 and 231.5 Bcfe of negative price revisions in 2019.

Extensions and discoveries. Extensions and discoveries for 2017, 2018 and 2019 were primarily comprised of proved reserve additions attributable to the Company’s successful drilling program in the Haynesville/Bossier Shale.

Acquisitions of minerals in place. The significant increase in acquisitions of minerals in place during 2019 is primarily related to the Covey Park Acquisition.”

13.

The figures relating to the changes that occurred in your total proved reserves due to extensions and discoveries appear to be inconsistent with the corresponding figures relating to such changes that occurred in your proved undeveloped reserves for each of the last three fiscal years presented. Expand the discussion of the changes in your total proved reserves attributed to extensions and discoveries to explain the reason(s) for this difference. Refer to FASB ASC 932-235-50-5.

Response: The reserve additions related to extensions and discoveries on page F-36 relate to total proved reserves (both developed and undeveloped) while the reserves table on page 13 relates to total proved undeveloped reserves only. The inconsistency between the tables is due to wells successfully drilled and completed that were not classified as proved undeveloped reserves in the prior year. The Company’s drilling program typically includes certain locations that were not carried as proved undeveloped.

As noted in the Company’s response to comment 12, Comstock proposes in future filings to expand its disclosure of the changes in net quantities of total proved reserves, including an appropriate narrative explanation of significant changes related to each line item and disclosure related to revisions of previous estimates. See the Company’s response to comment 12 for an example of the proposed disclosure language.

14.

Tell us if the costs associated with the abandonment of your proved undeveloped locations, have been included as part of the future development costs used in the calculation of the standardized measure as of December 31, 2019. If such costs have been omitted, explain to us your basis for excluding these costs from your calculation of the standardized measure.

U.S. Securities and Exchange Commission

September 29, 2020

Response: The costs associated with the abandonment of our proved undeveloped locations have not been included as part of the future development costs used in our calculation of standardized measure due to their immateriality. Due to the long economic lives of the Company’s wells, the standardized measure of abandonment costs associated with the Company’s proved undeveloped locations amount to $23.1 million of undiscounted cost and $174 thousand of discounted cost. The Company proposes to include abandonment costs as part of the future development costs associated with our proved undeveloped locations in the calculation of the standardized measure in future filings despite the immateriality.

Form 8-K Filed August 5, 2020

Exhibit 99.1

Financial Results for the Three and Six Months Ended June 30, 2020, page 1

15.

We note your presentation of the non-GAAP measure adjusted net income available to common stockholders. Revise to present a tabular reconciliation of adjusted net income available to common stockholders to net income. Additionally, revise to disclose the reasons why you believe your presentation of this non-GAAP measure provides useful information to investors. Lastly, revise to disclose the purposes for which management uses this non-GAAP measure. Please refer to Regulation G and Item 10(e)(1)(i) of Regulation S-K.

Response: The Company believes it provided a quantitative reconciliation of material items that comprised the difference between net income available to common stockholders and adjusted net income available to common stockholders in accordance with Regulation G and Item 10(e)(1)(i) of Regulation S-K. Although Comstock believes it provided the appropriate information in the reconciliation of its non-GAAP measure, the Company proposes to include in future filings a tabular reconciliation of adjusted net income available to common stockholders to net income available to common stockholders and the reasons why we believe our presentation of this non-GAAP measure provides useful information to investors and the purposes for which the Company’s management uses this non-GAAP measure as follows:

	Three Months Ended June 30, 2020	Six Months Ended June 30, 2020
	(in thousands)
Net loss available to common stockholders	$(60,002)	$(30,046)
Unrealized loss on derivative financial instruments	65,585	49,102
Interest amortization on Senior Notes valuation	5,425	10,680
Loss on early extinguishment of debt	861	861
Non-cash preferred stock accretion	2,917	5,417
Impairment of unevaluated oil and gas properties	—	27
Adjusted provision for income taxes	(13,043)	(8,048)

Adjusted net income available to common stockholders	$1,743	$27,993

Diluted shares outstanding	208,904	198,910

Adjusted net income available to common stockholders per share	$0.01	$0.14

“The Company presents adjusted net income available to common stockholders because of its acceptance by investors and by Comstock management as an indicator of the Company’s profitability excluding non-cash unrealized gains and losses on derivative financial instruments and other unusual items.”

U.S. Securities and Exchange Commission

September 29, 2020

16.

We note certain line items in your tabular reconciliation of net income to EBITDAX that are not traditionally included to arrive at the non-GAAP measure EBITDAX. Tell us whether you considered labeling this measure adjusted EBITDAX.

Response: The Company did not consider labeling EBITDAX as adjusted EBITDAX in its tabular reconciliation of net income to EBITDAX. The Company has historically included non-cash items in its calculation of EBITDAX that are non-traditional to the definition of EBITDAX and has noted from its review of other peers in the energy industry that they also include non-traditional items in their calculation of EBITDAX without labeling it adjusted EBITDAX. The Company proposes in future filings to change the label of this measure to adjusted EBITDAX.

Please direct any questions in connection with the responses set forth in this letter to Roland Burns at 972-668-8811 or email at rob@crkfrisco.com.

Sincerely,

/s/ ROLAND BURNS
Roland Burns
President and Chief Financial Officer

Cc:	Brian Claunch

Revised Exhibit 99.1

LEE KEELING AND ASSOCIATES, INC.

INTERNATIONAL PETROLEUM CONSULTANTS

115 West 3rd Street, Suite 700

Tulsa, Oklahoma 74103-3410

(918) 587-5521

www.lkaengineers.com

January 30, 2020

Comstock Resources, Inc.

5300 Town and Country Boulevard, Ste. 500

Frisco, Texas 75034

Attention: Mr. David Terry

 SVP – Corporate Development

Gentlemen:

In accordance with your request, we have audited the estimates prepared by Comstock Resources, Inc. (Comstock), as of December 31, 2019, of the proved reserves and future revenue to the Comstock interest in certain oil and gas properties located in the states of Louisiana, Montana, New Mexico, North Dakota, Oklahoma, Texas, and Wyoming. It is our understanding that the proved reserves’ estimates shown herein constitute approximately 6.1% percent of all proved reserves owned by Comstock. In addition to being in compliance with requirements established by the Society of Petroleum Engineers (SPE), American Association of Petroleum Geologists (AAPG), World Petroleum Congress (WPC) and the Society of Petroleum Evaluation Engineers (SPEE) this report also complies with the Securities and Exchange Commission (SEC) guidelines as published in the Federal Register January 14, 2009. This report has been prepared for Comstock’s use in filing with the SEC; in our opinion the assumptions, data, methods and procedures used in the preparation of this report are appropriate for such purpose. This audit was completed January 30, 2020. The following table sets forth Comstock’s estimates of the net reserves and future net revenue, as of December 31, 2019, for the audited properties:

	ESTIMATED REMAINING NET RESERVES		FUTURE NET REVENUE
			Total ($)	Present Worth Disc.@10% ($)
RESERVE CLASSIFICATION	Oil (MBBLS)	Gas (MMCF)
Proved Developed
Producing	14,990.263	238,790.798	593,701.120	359,896.948
Non-Producing	27.973	31,534.844	23,464.296	10,796.058

Sub-Total	15,018.236	270,325.642	617,165.416	370,693.006
Proved Undeveloped	1,643.412	2,924.338	19,119.064	-827.950

Total All Reserves	16,661.648	273,249.980	636,284.480	369,865.056

Note: Totals may not agree with schedules due to computer roundoff.

The audited numbers are within 4% of the Comstock totals. This result is inside of the 10% tolerance as recommended by SPE.

Future net revenue is the amount, exclusive of state and federal income taxes, which will accrue to Comstock’s interest from continued operation of the properties to depletion. It should not be construed as a fair market or trading value.

No attempt has been made to quantify or otherwise account for any accumulative gas production imbalances that may exist. Neither has an attempt been made to determine whether the wells and facilities are in compliance with various governmental regulations, nor have costs been included in the event they are not.

CLASSIFICATION OF RESERVES

Reserves assigned to the various leases and/or wells have been classified as either “Proved Developed” or “Proved Undeveloped” in accordance with the definitions of the proved reserves as promulgated by the Securities and Exchange Commission (SEC).

Developed Producing (Petroleum Resources Management System (PRMS) Definitions)

Although not required for disclosure under SEC regulations, Proved Oil and Gas Reserves may be further sub-classified as Producing or Non-Producing according to PRMS definitions set out below:

•

Developed Producing (PDP) Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.

•	Developed Non-Producing (PDNP) Reserves include shut-in and behind-pipe reserves.

•	Shut-In Reserves are expected to be recovered from:

1.	Completion intervals which are open at the time of the estimate but which have not yet started producing.

2.	Wells which were shut-in for market conditions or pipeline connections; or

3.	Wells not capable of production for mechanical reasons.

•	Behind-Pipe Reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future re-completion prior to start of production.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

ESTIMATION OF RESERVES

The majority of the subject wells have been producing for a considerable length of time. Reserves attributable to wells with a well-defined production and/or pressure decline trend were based upon extrapolation of that trend to an economic limit and/or abandonment pressure.

Reserves anticipated from new wells were based upon volumetric calculations or analogy with similar properties, which are producing from the same horizons in the respective areas. Structural position, net pay thickness, well productivity, gas/oil ratios, water production, pressures, and other pertinent factors were considered in the estimation of these reserves.

Reserves assigned to behind-pipe zones and undeveloped locations have been estimated based on volumetric calculations and/or analogy with other wells in the area producing from the same horizon.

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FUTURE NET REVENUE

Oil Income and Prices

Income from the sale of oil was estimated based on the unweighted average price for NYMEX West Texas Intermediate for the first day of each month for January through December of 2019, as provided by the staff of Comstock. The computed reference price of $55.69 per barrel was held constant throughout the life of each lease. The reference price was adjusted for historical differentials between posted prices and actual field prices to reflect quality, transportation fees and regional price differences. The average adjusted product price weighted by production over the remaining lives of the properties is $50.975 per barrel. Provisions were made for state severance and ad valorem taxes where applicable.

Gas Income and Prices

Income from the sale of gas was estimated based on the average price for natural gas sold at Henry Hub the first day of each month for January through December of 2019, as provided by staff of Comstock. The computed reference price of $2.578 per MCF was held constant throughout the life of each lease. The reference price was adjusted for basis differentials, marketing, and transportation costs. The average adjusted product price weighted by production over the remaining lives of the properties is $2.169 per MCF of gas. Provisions were made for state severance and ad valorem taxes where applicable.

Operating Expenses

Operating expenses were based upon actual operating costs charged by the respective operators as supplied by the staff of Comstock or were based upon the actual experience of the operators in the respective areas. For leases operated by Comstock, monthly operating costs included lease operating expenses and overhead charges. All expenses reflect known operational conditions throughout the life of each lease.

Future Expenses and Abandonment Costs

As provided by Comstock, provisions have been made for future expenses required for drilling, recompletion and/or abandonment costs. These costs have been held constant from current estimates.

QUALIFICATIONS OF LEE KEELING AND ASSOCIATES, INC.

Lee Keeling and Associates, Inc., an independent consulting firm, has been offering consulting engineering and geological services to integrated oil companies, independent operators, investors, financial institutions, legal firms, accounting firms and governmental agencies since 1957. Its professional staff is experienced in all productive areas of the United States, Canada, Latin America and many other foreign countries. The firm’s reports are recognized by major financial institutions and used as the basis for oil company mergers, purchases, sales, financing of projects and for registration purposes with financial and regulatory authorities throughout the world. The technical persons primarily responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity and confidentiality set forth in the SPE Standards. Phillip W. Grice, a Licensed Professional Engineer in the states of Oklahoma and Texas, has been a consulting petroleum engineer with LKA since 2005 and has over 20 years of prior industry experience. John R. Wheeler, a Certified Petroleum Geologist, has been a consulting geoscientist with LKA since 2001 and has over 15 years of prior industry experience. We do not own an interest in these properties nor are we employed on a contingent basis.

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GENERAL

Information upon which this audit of net reserves and future net revenue has been based was furnished by the staff of Comstock or was obtained by us from outside sources we consider to be reliable. This information is assumed to be correct. No attempt has been made to verify title or ownership of the subject properties. Interests attributed to wells to be drilled at undeveloped locations are based on current ownership. Leases were not inspected by a representative of this firm, nor were the wells tested under our supervision; however, the performance of the majority of the wells was discussed with employees of Comstock.

This report has been prepared utilizing all methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character, and we have used all methods and procedures necessary to prepare this report. The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required. The reserves included in this report have been based upon the assumption that the wells will be operated in a prudent manner under the same conditions existing on the effective date. Actual production results and future well data may yield additional facts, not presently available to us, which may require an adjustment to our estimates. The assumptions, data, methods and procedures used in connection with the preparation of this report are appropriate for the purpose served by this report.

The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. As in all aspects of oil and gas estimation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments.

The projection of cash flow has been made assuming constant prices. There is no assurance that prices will not vary. For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the subject properties may vary from the estimates contained in this report.

It should be pointed out that regulatory authorities could, in the future, change the allocation of reserves allowed to be produced from a particular well in any reservoir, thereby altering the material premise upon which our reserve estimates may be based.

The information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations are available for inspection in our office.

We appreciate this opportunity to be of service to you.

Very truly yours,

Lee Keeling and Associates, Inc.

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